News
Release

NORTHGATE MINERALS CORPORATION
Stock Symbols: TSX: NGX, AMEX: NXG
Website: www.northgateminerals.com

NORTHGATE MINERALS TO ENTER THE S&P/TSX COMPOSITE INDEX

VANCOUVER, December 11, 2006 – Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) is pleased to announce that Northgate will be added to the S&P/TSX Composite Index of the Toronto Stock Exchange (TSX) when trading opens on December 18, 2006. At the same time, Northgate will also be added to the new S&P/TSX Global Gold Index which will include approximately 30 of the world's leading gold companies.

Ken Stowe, President and Chief Executive Officer of Northgate said "We are very pleased to be added to the Composite and Global Gold indices. Our inclusion should benefit our shareholders both through increased liquidity and increased visibility."

The S&P/TSX Composite Index accounts for approximately 70 per cent of market capitalization for Canadian-based companies listed on the Toronto Stock Exchange. The size of the S&P/TSX Composite Index and its broad economic sector coverage has made the S&P/TSX Composite Index the premier indicator of market activity for Canadian equity markets. The S&P/TSX Composite Index also serves as the benchmark for the mutual fund industry and Canadian pension funds.

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Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000-ounce per year Kemess South mine in north-central British Columbia, the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold and the Young-Davidson property in northern Ontario with a total resource base of 1.5 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

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Forward-Looking Statements

This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk and Uncertainties" in Northgate's 2005 Annual Report and under the heading "Risk Factors" in Northgate's 2005 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Mr. Ken G. Stowe President and Chief Executive Officer 416-216-2772	Mr. Jon A. Douglas Senior Vice President and Chief Financial Officer 416-216-2774